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                                                                    EXHIBIT 99.2

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

         Kinross Gold Corporation ("Kinross" or the "Company"),
         52nd Floor, 40 King St. West,
         Toronto, ON   M5H 3Y2

ITEM 2.  DATES OF MATERIAL CHANGES

         December 23 and 29, 2005

ITEM 3.  NEWS RELEASES

         News releases were issued by Kinross in Toronto on December 23 and 29, 2005 with respect to the material changes and filed via SEDAR.

ITEM 4.  SUMMARY OF MATERIAL CHANGES

         On December 23, 2005, Kinross provided notice to the market regarding a restatement of its prior financial statements. The Company estimated that the impact of the restatement on its previously reported net losses for 2003 and 2004 will be to increase the losses by approximately $25 million and $15 million, respectively.

         On December 29, 2005 Kinross announced that it had entered into a definitive agreement with St. Andrew Goldfields to exchange Kinross' Aquarius Project located in Timmins, Ontario for common shares and warrants of St. Andrew. As a result of this transaction Kinross will record a US$40 million non-cash charge to third quarter 2005 earnings in connection with the transaction which includes approximately US$10 million of goodwill.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGES

         On December 23, 2005 Kinross announced that during the preparation of its unaudited interim financial statements for 2005, the Company and its new auditors became aware that the Company had not fully accounted for the impact of foreign currency exchange rates on future tax liabilities relating to the purchase of certain assets acquired in the acquisition of TVX Gold and Echo Bay in January 2003. The Company intends to restate its financial statements for 2003 and 2004 to fully account for these changes. Previously issued financial statements for the years ended 2003 and 2004 and interim periods and the related auditors' reports should no longer be relied upon. The Company estimates that the impact of the restatement on its previously reported net losses for 2003 and 2004 will be to increase the losses by approximately $25 million and $15 million, respectively. This non-cash adjustment will have no impact on operating cash flows or cash balances previously reported. The changes to the future tax liabilities are primarily attributable to the

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         Brazilian operations. The Brazilian real has strengthened by approximately 40% from January 2003 to September 2005 against the U.S. dollar. The translation to U.S. dollars of the Company's future tax liabilities will also have a negative impact on 2005 results.

         On December 29, 2005 Kinross announced that it had entered into a definitive agreement with St. Andrew Goldfields to exchange Kinross' Aquarius Project located in Timmins, Ontario for 100 million common shares of St Andrew (approximately 14% undiluted ownership stake in St Andrew) plus 25 million two year warrants on St Andrew common shares with an exercise price of 17 cents.

         The transaction is contingent on St Andrew posting satisfactory financial assurance bonding relating to the Aquarius Project and is expected to close in the first half of 2006. As a result Kinross will record a US$40 million non-cash charge to third quarter 2005 earnings in connection with the transaction which includes approximately US$10 million of goodwill.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         N/A

ITEM 7.  OMITTED INFORMATION

         N/A

ITEM 8.  EXECUTIVE OFFICER

         Ms. Shelley M. Riley
         Vice President, Administration and Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

ITEM 9.  DATE OF REPORT
         January 3, 2006.


                                         KINROSS GOLD CORPORATION

                                         PER: /s/ Shelley Riley
                                              ----------------------------
                                              Shelley Riley
                                              Vice President Administration and
                                              Corporate Secretary


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